UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9) *
Stewart Enterprises, Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
860370105

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	860370105	2	0f	4	Page

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Frank B. Stewart, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		6,830,269 shares – Class A1 3,555,020 shares –Class B (convertible into equal number of Class A)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		442,350 shares – Class A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,830,269 shares – Class A1 3,555,020 shares – Class B (convertible into equal number of Class A)

WITH:	8	SHARED DISPOSITIVE POWER

442,350 shares – Class A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,272,619 shares – Class A1 3,555,020 shares – Class B

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2% - Class A2 100.0% - Class B

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Represents shares beneficially owned by Frank B. Stewart, Jr. as of January 31, 2009, and includes 33,000 shares Mr. Stewart is required to retain until he ceases to serve on the Board of Directors.
2 Based on 89,164,401 Class A Shares outstanding as of January 31, 2009.

Item 1.(a)         Name of Issuer
Stewart Enterprises, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1333 South Clearview Parkway
Jefferson, LA 70121
Item 2.(a)        Name of Person Filing
Frank B. Stewart, Jr.

(b)	Address of Principal Business Office or, if none, Residence
111 Veterans Memorial Boulevard, Suite 160, Metairie, Louisiana 70005

(c)	Citizenship

United States

(d)	Title of Class of Securities

Class A Common Stock, no par value per share; Class B Common Stock, no par value per share

(e)	CUSIP Number

860370105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,272,619 shares Class A 3,555,020 shares Class B

(b)	Percent of class: 8.2% Class A 100.0% Class B

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote. 6,830,269 shares Class A 3,555,020 shares Class B

(ii)	Shared power to vote or to direct the vote. 422,350 shares Class A

(iii)	Sole power to dispose or to direct the disposition of. 6,830,269 shares Class A 3,555,020 shares Class B

(iv)	Shared power to dispose or to direct the disposition of. 442,350 shares Class A
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 442,350 shares owned by it with respect to which Mr. Stewart shares voting and investment power.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009

Date

/s/ Frank B. Stewart, Jr.

Signature

Frank B. Stewart, Jr.

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)